Form SD— Specialized Disclosure Report

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

John Bean Technologies Corporation

(Exact name of the registrant as specified in its charter)

Delaware	001-34036	91-1650317
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.

70 West Madison Street, Chicago, Illinois	60602

(Address of principal executive offices)	(Zip code)

James L. Marvin, Executive Vice President, General Counsel and Secretary

(312) 861-5900

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✔ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosures:

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1’), JBT has filed this Specialized Disclosure Report (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at www.jbtcorporation.com/Investor Relations/Corporate Information. JBT has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Item 1.02            Exhibit

JBT has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2            Exhibits

Item 2.01            Exhibits

Exhibit 1.01       Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

John Bean Technologies Corporation

By: /s/ Megan J. Rattigan	Date: June 1, 2015

Name: Megan J. Rattigan

Title: Vice President and Controller